Exhibit (a)(5)(iii)

FAQ ON THE TENDER OFFER

On August 1, 2007, CME Group commenced a tender offer to purchase up to 6,250,000 shares of its Class A common stock. This communication highlights, in a question-and-answer format, certain information about the tender offer.

The tender offer is being made only pursuant to the Offer to Purchase and the related materials dated August 1, 2007, in each case as amended and supplemented from time to time. Stockholders should read the Offer to Purchase and the related materials carefully. See “Additional Information About the Tender Offer,” below.

You may access the Offer to Purchase and related materials at the SEC’s website at www.sec.gov. The following are links to some of the materials filed with the SEC on August 1, 2007 in connection with the commencement of the tender offer:

Offer to Purchase dated August 1, 2007

http://www.sec.gov/Archives/edgar/data/1156375/000119312507167751/dex99a1i.htm

Letter of Transmittal

http://www.sec.gov/Archives/edgar/data/1156375/000119312507167751/dex99a1ii.htm

Notice of Guaranteed Delivery

http://www.sec.gov/Archives/edgar/data/1156375/000119312507167751/dex99a1iii.htm

Capitalized terms used but not defined in this communication have the respective meanings ascribed to them in the Offer to Purchase.

What is the purchase price for the shares?

We will pay $560.00, net to the seller in cash, less any applicable withholding taxes and without interest, for each share of CME Group Class A common stock, including the associated preferred stock purchase rights, we purchase pursuant to the tender offer. All shares purchased will be purchased at this price. We will not offer, and we will not pay, different prices to different stockholders in the tender offer.

How many shares will CME Group purchase?

We are offering to purchase up to 6,250,000 shares of our Class A common stock in the tender offer, or such lesser number of shares as are properly tendered and not properly withdrawn. The 6,250,000 shares represent approximately 11.4% of our outstanding Class A common stock as of July 25, 2007. If more than 6,250,000 shares are tendered, all shares tendered will be purchased on a pro rata basis, except for “odd lots” (lots held by owners of fewer than 100 shares), which will be purchased on a priority basis. The tender offer is not conditioned on any minimum number of shares being tendered, but is subject to other conditions described in Section 7 of the Offer to Purchase. We also expressly reserve the right, in our sole discretion, to purchase additional shares, subject to applicable legal requirements.

If I hold a fractional share of CME Group Class A common stock that was issued in the merger, may I tender that fractional share in the tender offer?

Yes, you may tender the fractional share in the tender offer. If, in the aggregate, less than 6,250,000 shares are tendered in the tender offer, we will purchase your properly tendered fractional share pursuant to the terms and subject to the conditions of the tender offer. However, if the tender offer is over-subscribed and your tendered shares are subject to purchase on a pro rata basis, the proration will be adjusted to avoid the purchase of your fractional share.

How will CME Group pay for the shares?

We expect to fund the purchase of shares tendered in the tender offer and the payment of related fees and expenses from issuances of commercial paper or borrowings under our credit facility and cash on hand.

How long do I have to tender my shares?

You may tender your shares until the tender offer expires. The tender offer will expire on Wednesday, August 29, 2007, at 5:00 P.M., New York City time, unless we extend it. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for administrative reasons, for you to act to instruct them to accept the tender offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

How do I tender my shares?

If you want to tender all or a portion of your shares, you must do one of the following by 5:00 P.M., New York City time, on Wednesday, August 29, 2007, or any later time and date to which the tender offer may be extended:

•	If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you.

•

If you hold certificates in your own name, you must complete and sign a Letter of Transmittal, according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the Depositary for the tender offer.

•

If you are an institution participating in the book-entry transfer facility (as defined herein), you must tender your shares according to the procedure for book-entry transfer described in the Offer to Purchase.

•

If you are unable to deliver the certificate for the shares or the other required documents to the Depositary or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure described in the Offer to Purchase.

If you have questions or require assistance, you may contact D.F. King & Co., Inc., the information agent for the tender offer, toll-free at 800-697-6975.

Can I change my mind after I have tendered shares in the tender offer?

Yes. You may withdraw any shares you have tendered at any time at or prior to the expiration of the tender offer, which will occur at 5:00 P.M., New York City time, on Wednesday, August 29, 2007, unless we extend it. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 12:00 midnight, New York City time, on September 26, 2007.

How do I withdraw shares I previously tendered?

You must deliver on a timely basis a written or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover page of the Offer to Purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of such shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer described in the Offer to Purchase.

Additional Information About the Tender Offer

This communication is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CME Group’s Class A common stock. The tender offer is being made only pursuant to the Offer to Purchase dated August 1, 2007 and the related materials, as amended and supplemented from time to time. Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information, including the various terms and conditions of the tender offer. Stockholders of CME Group may obtain a free copy of the Tender Offer Statement on Schedule TO (including the Offer to Purchase) and other documents filed by CME Group with the Securities and Exchange Commission from the SEC’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll-free at 800-697-6975. Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Stockholders and investors who have questions or need assistance may call D.F. King & Co., Inc., the information agent for the tender offer, toll-free at 800-697-6975.